Exhibit 99.3

OROMIN	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C.Canada V6E 2E9
EXPLORATIONS LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475
	Fax: (604) 331-8773	E-mail: info@oromin.com

June 27, 2011	Trading Symbol: TSX – OLE
OTC/BB – OLEPF
Website: www.oromin.com

Oromin Explorations Provides Update to Annual General Meeting Matters Due to Canadian Postal Strike

Due to possible disruption of mailing in proxies as a result of the Canadian postal strike, Oromin Explorations Ltd. (“Oromin”) is strongly encouraging shareholders of Oromin to vote on-line or by telephone with respect to the upcoming Annual General Meeting of shareholders (the “Meeting”), to be held on Tuesday, July 19, 2011. Shareholders may vote on-line at www.investorvote.com or by telephone at 1-866-732-8683 (Toll-Free in North America) or 312-588-4290 (International Direct Dial). The deadline for submitting proxy forms is 10 a.m. (Vancouver time) on Friday, July 15, 2011.

Copies of the Notice of Annual General Meeting of Shareholders, Information Circular, Financial Statement Request Form and the form of proxy prepared in respect of the Meeting (collectively, the “Materials”) have been mailed to shareholders and are also available under Oromin’s profile on SEDAR at www.sedar.com. Shareholders who have not received the Materials can access them via SEDAR, on Oromin’s website at www.oromin.com or upon request from Oromin, or they can contact their broker or intermediary for further information.

Shareholders who have questions regarding the proxy materials or require assistance in completing their proxy forms should contact Georgeson Shareholder Communications Canada Inc., Oromin’s proxy solicitation agent, by telephone at 1-866-656-4123 (Toll-Free in North America), or by e-mail at askus@georgeson.com.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of
OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President and CEO

Cautionary Statement
This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration plans and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are advised not to place undue reliance on forward-looking statements.